UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

OPTi Inc. (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
683960108 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 04, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 683960108

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 842,750

	8.	Shared Voting Power

	9.	Sole Dispositive Power 842,750

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,750

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 7.244

14.	Type of Reporting Person IN
2

SCHEDULE 13D
CUSIP No. 683960108

1.	Names of Reporting Persons. Don C. Whitaker, Jr I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 87,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 87,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .747

14.	Type of Reporting Person IN
3

SCHEDULE 13D
CUSIP No. 683960108

1.	Names of Reporting Persons. Don C. Whitaker, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 75,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 75,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .645

14.	Type of Reporting Person CO
4

Item 1. Security and Issuer OPTi Inc., common stock, no par value 880 Maude Avenue, Suite A Mountain View, CA 94043

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: Don C. Whitaker, Inc 23 Beechwood Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

                   Personal, retirement funds and corporate funds of the individuals involved. All transactions were open market transactions and the net approximate amount utilized was $1,391,583.65 for the 1,004,750 shares presently owned.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  The above described net purchases of common shares of OPTi Inc., (OPTI) were made for investment purposes. Pursuant to OPTi's 10K filing on 6/30/03: "The company may decide in the near future to again pursue the voluntary liquidation and dissolution of OPTi" The "Whitaker Group" purpose of transaction is to participate in that possible liquidation and also the potential of claims for the infringement of certain of OPTi's patents.

         The Whitakers will of course re-evaluate their options which may include the purchase of additional securities of OPTi Inc, or disposal of some or all of the securities they presently own depending on market conditions, availability of funds and other considerations.

5
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of Transaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of Transaction"
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
No
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not at the present time
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
See "H" above
(j) Any action similar to any of those enumerated above.
See "H" above

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of 8.636% of Common Stock of Opti Inc. Don C. Whitaker 842,750 7.244% Don C. Whitaker, Jr. 87,000 .747% Don C. Whitaker, Inc. 75,000 .645%

(b)

         Don C. Whitaker and Don C. Whitaker, Jr., each have sole responsibility to vote and dispose of their respective shares. Don C. Whitaker and Don C. Whitaker, Jr., share voting power with regards to the shares held in the name of Don C. Whitaker, Inc.

(c)

         Withing the last 60 days: Don C. Whitaker net purchased 500,347 shares for a total consideration of $650,634.23; Don C. Whitaker, Jr., net purchased 23,700 shares for a total consideration of $37,439.50; Don C. Whitaker, Inc., net purchased 31,800 shares for a total consideration of $48,421.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

6/6/03
6/6/03
6/9/03
6/9/03
6/9/03
6/9/03
6/9/03
6/10/03
6/11/03
6/12/03
6/13/03
6/16/03
6/18/03
6/19/03
6/19/03
6/20/03
6/20/03
6/25/03
6/25/03
6/26/03
6/26/03
6/26/03
6/26/03
6/27/03
6/27/03
6/27/03
6/27/03
6/30/03
7/1/03
7/2/03
7/2/03
7/2/03
7/2/03
7/2/03
7/7/03
7/8/03
7/8/03
7/8/03
7/9/03
7/9/03
7/14/03
7/15/03
7/16/03
7/17/03
7/18/03
7/21/03
7/22/03
7/25/03
7/25/03
7/28/03
8/4/03
8/6/03

7000
(1900)
2800
7800
500
850
2350
2750
7900
2100
300
(200)
(200)
(1000)
(4300)
(7353)
2200
1900
2000
800
(3900)
(5000)
(100)
4500
900
(5800)
(4900)
2200
4000
3800
1500
2400
1700
500
1200
3000
3000
5000
12800
500
200
1500
200
2600
(700)
100
(2500)
1500
5500
2500
486350
5000

1.54
1.56
1.53
1.54
1.53
1.54
1.55
1.53
1.55
1.54
1.55
1.59
1.58
1.59
1.58
1.59
1.60
1.56
1.64
1.62
1.63
1.65
1.68
1.66
1.68
1.70
1.68
1.71
1.64
1.57
1.58
1.61
1.57
1.56
1.56
1.55
1.57
1.55
1.45
1.44
1.46
1.46
1.46
1.46
1.49
1.46
1.47
1.45
1.47
1.42
1.30
1.35

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
6

Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 08, 2003
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual
Don C. Whitaker, Jr.
By:	/s/ Don C. Whitaker, Jr. Don C. Whitaker, Jr.
Title:	Individual
Don C. Whitaker, Inc.
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	President

7